UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

As previously disclosed on the report on Form 6-K filed by Elong Power Holding Limited (the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 2, 2026, the Company issued 21,700,000 Class A ordinary shares, par value $0.00016 per share (the “Class A Ordinary Shares”) and 24,955,000 warrants, each to initially purchase one Class A Ordinary Share (collectively, the “Warrants”).

During the period from March 2, 2026 to March 9, 2026, all of the Warrants issued were fully exercised by means of a zero exercise price option and the Company issued an aggregated of 77,764,364 Class A Ordinary Shares (the “Warrant Shares”). As of the date of this report, the Company has 113,019,749 Class A Ordinary Shares and 361,090 Class B Ordinary Shares issued and outstanding.

The Warrant Shares were issued pursuant to the Company’s registration statement on Form F-1 (File No. 333-293527), as amended, which was initially filed with the SEC on February 17, 2026 and declared effective by the SEC on February 25, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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